UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Dated: July 8, 2020

Commission File Number 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☑

Closing of the Notes Offering

Navios South American Logistics Inc. (the “Company”) issued a press release announcing the completed sale by the Company and Navios Logistics Finance (US) Inc. (the “Co-Issuer” and, together with the Company, the “Co-Issuers”) of the Co-Issuers’ 10.750% Senior Secured Notes due 2025 (the “Notes”). The Co-Issuers intend to use the net proceeds of the offering to (i) satisfy and discharge the indenture governing the Co-Issuers’ outstanding $375 million in aggregate principal amount of 7.25% Senior Notes due 2022, (ii) repay all amounts outstanding under the Co-Issuers’ $100 million Term Loan B facility, and (iii) pay certain fees and expenses related to the offering, with the balance, if any, to be used for general corporate purposes. A copy of the press release announcing the closing of the Notes is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.

In connection with the closing of the Notes offering, the Co-Issuers, the guarantors of the Notes and Wilmington Trust, National Association, as trustee, entered into the Indenture, dated July 8, 2020 relating to the Notes (the “Indenture”). Interest on the Notes will be payable on February 1 and August 1 of each year, beginning February 1, 2021, and the Notes will mature on July 1, 2025. On or after August 1, 2022, the Co-Issuers may redeem some or all of the Notes at the redemption prices set forth in the Indenture. In addition, before August 1, 2022, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Notes at a price equal to 110.750% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the Notes remains outstanding. The Co-Issuers may redeem some or all of the Notes at any time before August 1, 2022, at a price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date and a “make-whole” premium described in the Indenture. The Co-Issuers may also redeem all, but not less than all, of the Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase Notes from holders at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any. The Notes are the senior secured obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Company’s direct and indirect subsidiaries, other than the Co-Issuer and Grimaud Ventures S.A.. The Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Company’s cabotage business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor and (ii) an assignment by way of security of the English law governed contract with a subsidiary of Vale S.A. relating to the Company’s iron ore port located in Uruguay (collectively, the “Collateral”). The Notes will be effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of us and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations of the value of any assets securing such other obligations. The Indenture contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The Indenture also contains customary events of default. Additional terms and conditions of the Notes are contained in the Indenture, which is attached as Exhibit 4.1 to this Report on Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Date: July 8, 2020	By:	/s/ Anna Kalathakis

		Name: Title:	Anna Kalathakis Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit

4.1	Indenture dated July 8, 2020

99.1	Press release dated July 8, 2020